SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: November, 2005

Commission File Number: 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Enclosures:

Press Release, dated November 15, 2005, relating to: Lafarge develops further in Sichuan, China.

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Euronext: LG, NYSE: LR	Paris, November 15, 2005

PRESS RELEASE

LAFARGE SHUI ON CEMENT STRENGTHENS ITS PRESENCE IN SICHUAN PROVINCE

IN SOUTHWEST CHINA

Lafarge Shui On Cement, the joint venture between Lafarge and SOCAM created on 11 August 2005, announces the acquisition of 100% shares of the Shuangma Investment Group in Sichuan Province for around US$38 million. Taking into account the debt of the company and investment budgeted in the short-term to improve the existing facilities, the total investment for Lafarge Shui On Cement would amount to around US$160 million.

Through this acquisition, Lafarge Shui On Cement is strengthening its positions in Chengdu, the capital of Sichuan, which is already supplied by the Dujiangyan Lafarge cement plant whose production capacity is currently being doubled to 2.8 million tonnes in 2006. Shuangma acquisition also provides two complementary positions in Sichuan: a cement plant in the north of the province near Mianyang, and two plants in the south near Yibin.

Thanks to this acquisition, the joint venture becomes the leader in Sichuan.

Lafarge Shui On Cement already had a production capacity of 2.3 million tonnes in Sichuan and will totalize a production capacity in the province of 5.6 million tonnes by the end of 2005, and 7 million tonnes after the completion of the second line in Dujiangyan.

The transaction will increase the cement production capacity of the joint venture in China to 21 million tonnes, bolstering its position as the leader in Southwest China, among one of the three largest cement producers in China.

Lafarge Shui On Cement is 55% owned by Lafarge and 45% owned by SOCAM. Lafarge leads the management of the joint venture and named Cyrille Ragoucy as Chief Executive Officer.

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Notes to Editors

About Lafarge Shui On Cement

Lafarge Shui On Cement combines the expertise and know-how of Lafarge in turning around cement operations, and Shui On’s experience and reputation in the Chinese market. Lafarge Shui On Cement wants to become a leading, state of the art, cement producer in the Chinese Mainland, with modern, cost efficient and environmentally friendly operations. Lafarge Shui On Cement aims at contributing to the program of construction in China, supplying its customers with top quality products and unique services, both for housing and infrastructures.

About Shuangma

Among the main companies controlled by Shuangma Investment Group, Shuangma Cement Co. Ltd is listed on the Shenzhen Stock Exchange.

About Lafarge

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Convinced that there can be no sustainable economic performance without social progress and protection of the environment, Lafarge has been committed to sustainable development for many years, emphasizing the development of a long term dialogue with the civil society and with communities. More information is available on: www.lafarge.com.

About SOCAM

SOCAM, a member of the Shui On Group, was listed on the Hong Kong Stock Exchange in 1997 and is engaged in construction and construction materials in Hong Kong and the Chinese Mainland. The company also has an interest of more than 20% in Shui On Land Limited. Further information can be found at www.shuion.com.

Contacts

Lafarge Group

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including the planned expansion of production capacity and expected market position of our cement business in China, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group Lafarge does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 15, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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